Exhibit 99.1

GDS Announces Results of Extraordinary General Meeting of Shareholders

SHANGHAI, China, Dec. 22, 2017 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ:GDS), a leading developer and operator of high-performance data centers in China, today announced that it held its extraordinary general meeting of shareholders (the “EGM”) on December 22, 2017. Each of the Ordinary Resolutions submitted for shareholder approval at the EGM has been approved.

Specifically, the shareholders have passed Ordinary Resolutions approving:

1.                     that the Board of Directors of the Company be authorized to allot or issue, in the 12-month period from the date of the EGM, ordinary shares or other equity-linked securities of the Company up to an aggregate twenty per cent. (20%) of its existing issued share capital of the Company at the date of the EGM, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company); and

2.                     that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq:GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and Cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest Cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed Cloud value proposition. The Company has a 16-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of top tier Cloud service providers and Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com